KGHM POLSKA MIEDŹ S.A.

EXEMPTION NUMBER: 82-4639

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 847 82 00
fax: (48 76) 847 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

Lubin, 20 April 2004

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549

Re: Database verification
NI/61/2004

SUPPL

Dear Sirs,
Please find below the current list of contact persons for KGHM Polska Miedź S.A.:

Primary Point of Contact:
Mr. Andrzej Kowalczyk
Vice President of the Management Board
Tel: +48 76 8478 213
Fax: +48 76 8478 503

04024519

Management Board:

President of the Management Board:
Mr. Wiktor Błądek tel: +48 76 8478 212
fax: +48 76 8478 505

Vice Presidents of the Management Board:
Mr. Jarosław Andrzej Szczepek tel: +48 76 8478 301
Mr. Andrzej Kowalczyk tel: +48 76 8478 213
Mr. Andrzej Krug tel: +48 76 8478 321
Mr. Marek Szczerbiak tel: +48 76 8478 260

Preferred mailing address to all persons listed above:
KGHM Polska Miedź S.A.
ul. M. Skłodowskiej-Curie 48
59-301 Lubin
Poland

dlw 4/26

Sincerely,

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Andrzej Krug

Członkowie Zarządu KGHM POLSKA MIEDŹ S.A.:

Wiktor Błądek
Prezes Zarządu

Jarosław Andrzej Szczepek
I Wiceprezes Zarządu

Andrzej Kowalczyk
Wiceprezes Zarządu

Andrzej Krug
Wiceprezes Zarządu

Marek Szczerbiak
Wiceprezes Zarządu

Oznaczenie sądu rejestrowego i numeru, pod którym spółka jest zarejestrowana:

Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego nr KRS 23302

Wysokość kapitału zakładowego:

2.000.000.000 zł
(dwa miliardy złotych)

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	20 April 2004	*No of sheets:*	*1*

Current report 21/2004

The Management Board of KGHM Polska Miedź S.A. announces that Mr. Andrzej Kowalczyk, currently Vice President of the Management Board for Equity Supervision, remains as the person responsible for contact with the Polish Securities and Exchanges Commission as regards the meeting of obligations outlined in the Ruling of the Council of Ministers dated 16 October 2001 relating to current and periodic information published by issuers of securities.

Legal basis:
(§4 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PREZES ZARZĄDU
Wiktor Błądek

WICEPREZES ZARZĄDU
Andrzej Krug

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	23 April 2004	No of sheets:	2

Current report 22/2004

The Management Board of KGHM Polska Miedź S.A. hereby presents information on members of the Supervisory Board of the Company appointed by the General Meeting of KGHM Polska Miedź S.A. dated 16 April 2004.

1. Tadeusz Reniusz JANUSZ (66 years old)

Education and professional qualifications:
Higher economic, dr hab. associate professor at the University of Łódź.

Positions held and professional career:

University of Łódź:
1960 to 1966 assistant, 1966 - 1976 adjunct, 1976 – 1989 docent, since 1989 associate professor.
Positions held:
Head of the Department of Industrial Economics, Director of the Institute of Production Economics, and then Director of the Institute of Applied Economics (1992 – present), Head of the Department of Industrial Economics and of the Capital Market from 1992 to present (formerly the Department of Industrial Economics).
Chairman of the Academic Council of the TRICOTEXTIL Institute of Textile Technology (3 terms).

Member of the Supervisory Board of the company Zakład Energetyczny Łódź-Teren S.A., which is not competitive towards KGHM.
Is not a partner in a civil law partnership or in a partnership.
Does not participate in another competitive corporate body.

Is not listed in the Register of Insolvent Debtors maintained on the basis of the National Court of Registration law.

2. Jan Karol Stachowicz (61 years old)

Education and professional qualifications:
Higher, professor dr hab. engineer of technical sciences (as respects organisation and economics)

1988 - granted title of professor, specialty: strategic management, theory of organisational change.

Positions held and professional career:

Silesia Polytechnical School (Mining Department, Department of Organisation and Management 1967-1975, 1992 – present;
currently: professor, Head of the Department of Management and Marketing.

The Centre for Enterprise Research and Management of the Polish Academy of Science (PAN) 1975- present;
currently: professor, Deputy Director for Academic Affairs.

Leadership positions in underground mining 1967-1974.

Member of the supervisory boards of mining and smelting enterprises, consultant in the Economic Ministry of the Republic of Poland

Not involved in activities apart from that of the Company which are competitive to it.
Does not participate in competitive companies (as a partner or as a member of a company body).
Does not participate in another competitive corporate body as a member of a company body.

Is not listed in the Register of Insolvent Debtors maintained on the basis of the National Court of Registration law.

Legal basis:
(§5, section 1, point 31 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
BIURA ZARZĄDU
Bogusław Szyszka

WICEPREZES ZARZĄDU
Andrzej Krug

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*20 April 2004*	*No of sheets:*	*7*

NI/59 2004

In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569 and from 2002 No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Consolidated Annual Report for year 2003.

Herein are presented only the consolidated balance sheet, consolidated profit and loss account, description of changes in consolidated shareholders' funds and consolidated statement of cash flows. The United States Securities and Exchange Commission will receive the complete hard copy of theConsolidated Annual Report for year 2003 by express mail short y.

Sincerely

RECEIVED
2004 APR 23 A 10:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

CONSOLIDATED BALANCE SHEET	Note	2003	2002
ASSETS			
I. Fixed Assets		5 804 166	5 820 618
1. Intangible fixed assets, of which:	1	158 031	346 170
- goodwill		130	2 020
2. Goodwill of subordinated entities	2	572	
3. Tangible fixed assets	3	4 776 774	4 628 649
4. Long term debtors	4, 9	3 293	4 606
4.1. From related entities			
4.2. From other entities		3 293	4 606
5. Long term investments	5	544 553	629 888
5.1. Real estate		5 067	5 067
5.2. Intangible fixed assets			
5.3. Long term financial assets		539 486	624 821
a) in related entities, of which:		32 102	39 504
- shares in subordinated entities valued by the equity method		26 391	39 497
- shares in subsidiaries and co-subsidiaries not subject to consolidation		5 704	
b) in other entities		507 384	585 317
5.4. Other long term investments			
6. Long term prepayments	6	320 943	211 305
6.1. Deferred income tax asset		318 802	205 185
6.2. Other prepayments		2 141	6 120
II. Current assets		2 572 471	2 074 223
1. Inventory	7	893 820	905 534
2. Short term debtors	8, 9	657 961	728 430
2.1. From related entities		384	1 696
2.2. From other entities		657 577	726 734
3. Short term investments	10	972 686	398 702
3.1 Short term financial assets		972 686	398 702
a) in related entities			
b) in other entities		481 767	175 407
c) cash and cash equivalents		490 919	223 295
3.2. Other short term investments			
4. Short term prepayments	11	48 004	41 557
Total assets		8 376 637	7 894 841

SHAREHOLDERS' FUNDS AND LIABILITIES			
I. Shareholders' Funds		3 348 181	3 074 791
1. Share capital	13	2 000 000	2 000 000
2. Called up share capital not paid (negative value)			
3. Own shares (negative value)	14		
4. Reserve capital	15	1 429 705	1 230 370
5. Revaluation reserve capital	16	441 105	862 115
6. Other reserve capital	17	859	648
7. Exchange rate differences arising from subordinated entities		24 225	21 706
a. positive exchange rate differences		24 225	21 706
b. negative exchange rate differences			
8. Retained profit (uncovered loss) from prior years		(1 225 985)	(825 314)
9. Net profit (loss)		678 272	(214 734)
10. Write-off of net profit in the financial year (negative value)	18		
II. Minority interest	19	12 791	16 360
III. Negative goodwill of subordinated entities	20	8 104	574
IV. Liabilities and provisions for liabilities		5 007 561	4 803 116
1. Provisions for liabilities	21	1 396 513	1 436 217
1.1. Provision for deferred income tax		204 241	202 541
1.2. Provision for retirement and related benefits		725 387	711 444
a) long term		667 565	657 887
b) short term		57 822	53 557

1.3. Other provisions		466 885	522 232
a) long term		407 747	412 859
b) short term		59 138	109 373
2. Long term liabilities	22	1 456 965	1 213 286
2.1. Toward related entities			
2.2. Toward other entities		1 456 965	1 213 286
3. Short term liabilities	23	1 998 606	2 003 161
3.1. Toward related entities		2 510	38 301
3.2. Toward other entities		1 931 105	1 905 038
3.3. Special funds		64 991	59 822
4. Accruals and deferred income	24	155 477	150 452
4.1. Negative goodwill			
4.2. Other accruals and deferred income		155 477	150 452
a) long term		3 189	2 601
b) short term		152 288	147 851
Total shareholders' funds and liabilities		8 376 637	7 894 841

Net assets		3 348 181	3 074 791
Shares outstanding		200 000 000	200 000 000
Net assets per share (in PLN)	25	16.74	15.37
Diluted shares outstanding			
Diluted net assets per share (in PLN)	25		

OFF-BALANCE SHEET ITEMS	Note	2003	2002
1. Contingent debtors	26	81 597	86 690
1.1. From related entities (due to)			
- received guarantees			
1.2. From other entities (due to)		81 597	86 690
- received guarantees		10 561	17 172
- contested State budget issues		44 831	44 430
- bills of exchange debtors		26 094	24 848
- other		111	240
2. Contingent liabilities	26	54 234	20 640
2.1. Toward related entities (due to)		46 318	19 954
- granted guarantees		46 318	19 954
2.2. Toward other entities (due to)		7 916	686
- granted guarantees		7 916	686
3. Other (due to)		360 342	381 571
- bills of exchange		37 171	25 198
- perpetual usufruct of land		199 114	197 095
- liabilities due to fixed assets used on the basis of a rental, lease agreements etc.		9 779	5 023
- liabilities due to implementation and R&D projects, and other unrealised agreements		99 885	52 817
- contested liabilities to the State budget		403	76 870
- other unresolved and disputed issues, etc.		13 990	24 568

(in '000PLN)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	Note	2003	2002
I. Net revenue from the sale of products, goods and materials, of which:		5 607 165	5 265 150
- from related entities		8 760	16 554
1. Net revenue from the sale of products	27	5 338 327	5 101 972
2. Net revenue from the sale of goods and materials	28	268 838	163 178
II. Cost of products, goods and materials sold, of which:		(4 395 716)	(4 470 025)
- from related entities		(6 809)	(15 766)
1. Cost of manufactured products sold	29	(4 189 758)	(4 335 224)
2. Cost of goods and materials sold		(205 958)	(134 801)
III. Gross profit (I-II)		1 211 449	795 125
IV. Selling costs	29	(122 465)	(99 810)
V. General administrative costs	29	(581 560)	(572 664)
VI. Profit from sales (III-IV-V)		507 424	122 651
VII. Other operating income		663 766	197 318
1. Profit from disposal of non-financial fixed assets		934	1 208
2. Subsidies		631	457
3. Other operating income	30	662 201	195 653
VIII. Other operating costs		(360 655)	(467 122)
1. Loss from disposal of non-financial fixed assets			
2. Revaluation of non-financial assets		(248 024)	(292 350)
3. Other operating costs	31	(112 631)	(174 772)
IX. Operating profit (loss) (VI+VII-VIII)		810 535	(147 153)
X. Financial income	32	637 462	405 754
1. Dividends and share in profit, of which:		47 722	1
-from related entities			
2. Interest, of which:		42 509	86 592
- from related entities		44	202
3. Profit from the disposal of investments		160 246	135 332
4. Revaluation of investments		356 809	147 129
5. Other		30 176	36 700
XI. Financial costs	33	(600 193)	(413 438)
1. Interest, of which:		(95 352)	(151 058)
- for related entities		(14)	(231)
2. Loss from the disposal of investments			
3. Revaluation of investments		(361 636)	(117 377)
4. Other		(143 205)	(145 003)
XII. Profit (loss) on the sale of all or some shares in subordinated entities	34		(1 016)
XIII. Profit (loss) before extraordinary items and taxation ((X+X-XI+/-XII)		847 804	(155 853)
XIV. Result on extraordinary items (XIV.1.-XIV.2.)		2 571	(271)
1. Extraordinary gains	35	3 329	3 245
2. Extraordinary losses	36	(758)	(3 516)
XV. Write-off of goodwill of subordinated entities		(237)	0
XVI. Write-off of negative goodwill of subordinated entities		601	643
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)		850 739	(155 481)
XVIII. Taxation	37	(172 175)	(61 865)
a) current taxation		(161 994)	(51 524)
b) deferred taxation		(10 181)	(10 341)
XIX. Other obligatory deductions from profit (loss increase)	38	3	480
XX. Share in net profit (loss) of subordinated entities valued by the equity method		(326)	2 414
XXI. Minorities (profit) loss		31	(282)
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	39	678 272	(214 734)

Net profit (loss) (annualised)		678 272	(214 734)
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	40	3.39	(1.07)
Weighted average diluted number of ordinary shares			
Diluted profit (loss) per ordinary share (in PLN)	40		

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	2003	2002
I. Shareholders' funds - beginning of the period	3 074 791	3 124 853
a) changes of accounting policies	(572)	17 933
b) corrections due to error	(43)	
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 074 176	3 142 786
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issuance of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3.Own shares - beginning of the period		
3.1. Changes in own shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Own shares - end of the period		
4. Reserve capital - beginning of the period	1 230 370	1 425 055
4.1. Changes in reserve capital	199 335	(194 685)
a) increase, due to:	318 162	157 889
- issuance of shares over nominal value		
- from profit distribution (statutory)	789	96
- from profit distribution (over statutorily-required minimum value)	266 020	8 864
- transfer from revaluation reserve capital	5 397	4 420
- consolidation adjustments	35 516	122 086
- payments of other shareholders	199	
- share in change of capital entities valued by equity method	4 027	2 603
- other	6 214	19 820
b) decrease, due to:	(118 827)	(352 574)
- coverage of losses	(73 974)	(206 777)
- share in results of entities valued by equity method	(1 652)	(1 112)
- consolidation adjustments	(43 181)	(17 363)
- write-off of goodwill from prior years		(125 348)
- other	(20)	(1 974)
4.2. Reserve capital - end of the period	1 429 705	1 230 370
5. Revaluation reserve capital - beginning of the period	862 115	736 046
5.1. Changes in revaluation reserve capital	(421 010)	126 069
a) increase, due to:	121 997	265 742
- valuation of long term investments to market value	365	
- valuation of hedging transactions, in the effective part		259 857
- creation of a deffered tax assets	121 632	
- other increases		5 885
b) decrease, due to:	(543 007)	(139 673)
- disposal of fixed assets	(6 872)	(4 511)
- valuation of hedging instruments, in the effective part	(455 340)	
- settlement hedging instruments	(80 795)	(85 555)
- creation of provisions for temporary timing differences in taxation		(49 548)
- other decreases		(59)
5.2. Revaluation reserve capital - end of the period	441 105	862 115
6. Other reserve capital - beginning of the period	648	510
6.1. Changes in other reserve capital	211	138
a) increase, due to:	211	138
- capital creation from net profit (decision General Meeting)	89	138
- consolidation adjustments	122	
b) decrease, due to:		

6.2. Other reserve capital - end of the period	859	648
7. Exchange rate differences arising from subordinated entities	24 225	21 706
8. Retained profit (uncovered loss) from prior years - beginning of the period	(1 040 049)	(1 054 513)
8.1. Retained profit from prior years - beginning of the period	273 091	57 425
a) changes to accounting methodology (policies)		17 933
b) corrections due to error		
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	273 091	75 358
a) increase, due to:	10 967	1 596
-distribution of profit from prior years		
- consolidation adjustments	10 967	1 596
b) decrease, due to:	(274 896)	(76 227)
- coverage of loss	(7 898)	(14 837)
- transfer to reserve capital	(266 809)	(8 960)
- transfer to other reserve capital	(89)	(138)
- dividend payment	(4 402)	
- bonuses and premiums for employees payment	(100)	
- consolidation adjustments (including due to permanent diminution in value of shares)	4 402	(46 484)
- other decreases		(5 808)
8.3. Retained profit from prior years - end of the period	9 162	727
8.4. Uncovered loss from prior years - beginning of the period	1 313 140	1 111 938
a) changes to accounting methodology (policies)	572	
b) corrections due to error	43	
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 313 755	1 111 938
a) increase, due to:	4 802	2 300
- transfer of losses from prior years to be covered		
- consolidation adjustments	4 802	2 300
b) decrease, due to:	(83 410)	(288 197)
- coverage of loss from profit distribution	(7 898)	(14 837)
- coverage of loss from reserve capital and other reserve capital	(73 974)	(206 777)
- consolidation adjustments	(1 538)	(43 850)
- valuation of embedded instruments		(8 608)
- other decreases		(14 125)
8.6. Uncovered loss from prior years - end of the period	1 235 147	826 041
8.7. Retained profit (uncovered loss) from prior years - end of the period	(1 225 985)	(825 314)
9. Net result	678 272	(214 734)
a) net profit	678 272	
b) net loss		(214 734)
c) write-off from profit		
II. Shareholders' funds - end of the period	3 348 181	3 074 791
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 348 181	3 074 791

CONSOLIDATED STATEMENT OF CASH FLOWS	2003	2002
A. NET CASH FLOW FROM OPERATIONS - indirect method		
I. Net profit (loss)	678 272	(214 734)
II. Total adjustments	218 678	898 456
1. Minorities profit (loss)	(31)	282
2. Share in (profit) loss of subordinated entities valued by the equity method	326	(2 414)
3. Depreciation, of which:	468 490	511 097
- write-off of goodwill or negative goodwill of subordinated entities	(364)	(643)
4. (Profit) loss on exchange rate differences	(18 447)	(24 994)
5. Interest and share in profits (dividends)	42 445	136 961
6. (Profit) loss on investing activities	38 244	125 603
7. Change in provisions	800	228 193
8. Change in inventories	11 714	93 302
9. Change in debtors	78 386	(149 811)
10. Change in short term liabilities, excluding bank and other loans	(268 564)	236 534
11. Change in prepayments and accruals	(29 847)	42 458

(in '000PLN)

12. Other adjustments	(104 838)	(298 755)
III. Net cash flow from operations (I+/-II)	896 950	683 722
B. Cash flow from investing activities		
I. Inflow	316 791	1 968 994
1. The sale of intangible fixed assets and tangible fixed assets	4 173	4 602
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	287 368	1 963 533
a) in related entities	40	12 504
- the sale of financial assets		12 398
- dividends and share in profit		
- repayment of long term loans granted		
- interest	38	3
- other inflow from financial assets	2	103
b) in other entities	287 328	1 951 029
- the sale of financial assets	127 159	1 937 145
- dividends and share in profit	47 497	1
- repayment of long term loans granted	98 050	
- interest	14 622	13 361
- other inflow from financial assets		522
4. Other investment inflow	25 250	859
II. Outflow	(513 925)	(2 372 540)
1. The purchase of intangible fixed assets and tangible fixed assets	(322 120)	(528 665)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(157 226)	(1 839 453)
a) in related entities	(10 832)	(1 336)
- the purchase of financial assets	(10 832)	(1 336)
- long term loans granted		
- other financial assets		
b) in other entities	(146 394)	(1 838 117)
- the purchase of financial assets	(127 694)	(1 827 004)
- long term loans granted		
- other financial assets	(18 700)	(11 113)
4. Dividends and other share in profit paid to minorities	(215)	
5. Other investment outflow	(34 364)	(4 422)
III. Net cash flow from investing activities (I-II)	(197 134)	(403 546)
C. Cash flow from financing activities		
I. Inflow	1 931 943	1 309 298
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital	199	877
2. Bank and other loans	1 930 770	1 308 421
3. The issuance of debt securities	974	
4. Other financial inflow		
II. Outflow	(2 363 028)	(1 502 639)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(2 232 338)	(1 351 970)
5. The buy-back of debt securities	(1 000)	
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(4 488)	(238)
8. Interest	(125 173)	(149 097)
9. Other financial outflow	(29)	(1 334)
III. Net cash flow from financing activities (I-II)	(431 085)	(193 341)
D. Total net cash flow(A.III+/-B.III+/-C.III)	268 731	86 835
E. Change in balance sheet total of cash and cash equivalents, of which:	267 624	86 712
- change in cash and cash equivalents due to exchange rate differences	(1 107)	(123)
F. Cash and cash equivalents - beginning of the period	223 561	136 726
G. Cash and cash equivalents - end of the period (F+/-D), of which:	492 292	223 561
- including those having limited rights of disposal	42 285	23 577